Exhibit 99.10

coform	88(2)
(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	21	12	2006

Class of shares (ordinary or preference etc)	Ordinary	Ordinary
Number allotted	18,052	34,000
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	743.00p	543.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up
% (if any) that each share is to be paid up in cash

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode	When you have completed and signed the form please send it to the Registrar of Companies at:

	Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales or	DX 33050 Cardiff

	Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland	DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details	Shares and share class allotted
list joint allotteres as one shareholders)

Name	Class of shares allotted	Number allotted
Apollo Nominess Limited CREST ID002	Ordinary	12,837

Address
1 Finsbury Avenue London
UK postcode EC2M 2PP

Name	Class of shares allotted	Number allotted
Mr Michael Brooks	Ordinary	6,208

Address
2509 Campbell Close Williamsburg, VA 23185 USA
UK postcode

Name	Class of shares allotted	Number allotted
Thomas A. Raleigh	Ordinary	3,007

Address
12761 NW 75th Street, Parkland, FL 33076 USA
UK postcode

Name	Class of shares allotted	Number allotted
Larry J Stoddard	Ordinary	30,000

Address
5270 River Club Drive, Suffolk, VA 23435 USA
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White M J White	Date 02/01/07
secretary

Contact Details
You do not have to give any contract information in the box opposite but if you do, it will help Companies House to contract you if there is a query on the form. The contract information that you give will be visible to searchers of the public record.

Tel
	DX number	DX exchange